Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in Thousands)
Earnings:

1. Income before income taxes	$25,184	$21,337	$7,226	$4,717	$7,409

2. Plus: interest expense	11,776	12,177	14,785	22,645	24,095

3. Earnings including interest on deposits	36,960	33,514	22,011	27,362	31,504

4. Less: interest on deposits	5,408	5,520	6,006	12,308	13,287

5. Earnings excluding interest on deposits	$31,552	$27,994	$16,005	$15,054	$18,217

Fixed Charges:

6. Interest expense (Line 2)	$11,776	$12,177	$14,785	$22,645	$24,095

7. Less: interest expense on deposits (Line 4)	5,408	5,520	6,006	12,308	13,287

8. Excluding interest on deposits	$6,368	$6,657	$8,779	$10,337	$10,808

Ratio of Earnings to Fixed Charges:

Including interest on deposits (line 3 divided by Line 6)	3.14	2.75	1.49	1.21	1.31

Excluding interest on deposits (line 5 divided by Line 8)	4.95	4.21	1.82	1.46	1.69